IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first herein written above.

ZIJIN (EUROPE) INTERNATIONAL MINING COMPANY LIMITED

By:	(signed) "Liu Yonghao"
Name: Liu Yonghao
Title: Director

EMX ROYALTY CORPORATION

By:	(signed) "David M. Cole"
Name: David M. Cole
Title: President & CEO

[Signature Page to Amended and Restated Net Smelter Returns Royalty Agreement]

MTDOCS 48616272	23

Map (for illustration) - In the event of any conflict or inconsistency between this map and the coordinates of the Royalty Area set out above (or the coordinates within this map), the coordinates will govern.

[Redacted: Commercially Sensitive Information]

MTDOCS 48616272	A-2

SCHEDULE B
SAMPLE ROYALTY STATEMENT

[Redacted: Commercially Sensitive Information]

**CONFIDENTIAL**

**THIS AMENDED AND RESTATED NET SMELTER RETURNS ROYALTY AGREEMENT** is made as of the 1st day of September, 2023

**BETWEEN:**

**ZIJIN (EUROPE) INTERNATIONAL MINING COMPANY LIMITED**, a corporation existing under the laws of Hong Kong, incorporation number: 1588287

("**Zijin**")

**AND:**

**EMX ROYALTY CORPORATION**, a corporation existing under the laws of British Columbia, incorporation number: C0704593

("**EMX**")

**WHEREAS:**

A. Reservoir Capital Corp. ("**Reservoir**") and Euromax Resources Ltd. ("**Euromax**") entered into a Net Smelter Returns Royalty Agreement (the "**Original Royalty Agreement**") dated March 16, 2010, pursuant to which Reservoir granted a net smelter returns royalty to Euromax in respect of mineral products produced from the Royalty Properties (as defined in the Original Royalty Agreement), on the terms and conditions set out therein.

B. Reservoir assigned all of its interest in and under the Original Royalty Agreement and all benefit and advantage derived or to be derived therefrom to Rakita Exploration d.o.o. (which subsequently changed its name to Serbia Zijin Mining d.o.o. Bor) ("**Serbia Zijin**") pursuant to an Assignment and Novation Agreement, dated October 2011.

C. Euromax has assigned all of its interest in and under the Original Royalty Agreement and all benefit and advantage derived or to be derived therefrom to Eurasian Minerals Inc. (which subsequently changed its name to EMX Royalty Corporation) pursuant to an Assignment Agreement dated June 7, 2013 (the "**Euromax Assignment Agreement**").

D. Serbia Zijin has assigned all of its interest in and under the Original Royalty Agreement and all benefit and advantage derived or to be derived therefrom to Zijin pursuant to an Assignment and Assumption Agreement, dated September 1, 2023 (the "**Zijin Assignment Agreement**").

E. Serbia Zijin is an indirect wholly-owned subsidiary of Zijin.

F. Zijin and EMX wish to amend and restate in its entirety the Original Royalty Agreement, on the terms and conditions of this Agreement.

**NOW THEREFORE** in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties, it is agreed as follows:

## 1. DEFINITIONS

(a) "**Affiliate**" of a Party shall mean any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise. Control shall be deemed to exist if one entity owns, directly or indirectly, through shareholdings or otherwise, more than 50% of the voting shares or other voting units of participation in another entity.

(b) "**Agreement**" means this amended and restated net smelter returns royalty agreement, including all Schedules attached hereto.

(c) "**Allowable Deductions**" means, to the extent actually incurred by the Zijin Group Parties in relation to the following costs in respect of the applicable Minerals, and without double counting:

(i) charges for, and expenses related to, transportation of such Minerals (other than in the form of unprocessed ore) from the Royalty Properties to the place where such Minerals are smelted, refined, treated, beneficiated or otherwise processed (other than milling or concentrating) and to the place where such Minerals are sold or delivered to the purchaser thereof, including all road, sea and rail freight, and incidental costs and expenses, including loading, bag or container liner charges, placarding, freight, insurance, security, storage or stockpiling, conditioning for shipment, transportation, handling, port and stevedoring charges, applicable import and export duties, delay, forwarding, shipping and demurrage costs incurred in respect thereof;

(ii) charges, expenses, metal deductions, costs and penalties imposed by a purchaser, smelter or refiner of such Minerals for smelting, refining, solvent extraction, electrowinning, concentrate leach and other treatment, refining or beneficiation processes (other than milling or concentrating);

(iii) all taxes or other charges or surcharges or payments by the Zijin Group Parties to Governmental Authorities in Serbia based on or assessed against the value or quantity of the Minerals, including without limitation all production, mining, extraction, net proceeds, use, gross receipts, severance, sales, value-added, excise, export, import and other taxes, and custom duties, and other governmental charges or surcharges or payments, with respect to the Minerals, but excluding: (A) any and all taxes based upon the gross or net income or taxable income of any Zijin Group Party, the value of the Royalty Properties or the privilege of doing business and other taxes assessed on a similar basis and (B) any and all applicable Withholding Taxes;

(iv) all offsite handling and incidental costs and expenses including analyzing, umpire and representation costs, agency, assaying, sampling, weighing, loading, unloading, stockpiling, storage, penalties and other processor deductions; and

(v) sales, marketing and brokerage costs incurred on the sale of Minerals;

provided where such Minerals are sold or disposed to, or if smelting, refining and/or other treatment of such Minerals is carried out in facilities owned or controlled (in whole or in part) by, Zijin or any of its Related Parties, then all such foregoing Allowable Deductions in paragraphs (i) through (v), inclusive, shall exclude any amounts that are in excess of those amounts which would be paid or incurred by the Zijin Group Party on Arm's Length Terms, or which would not be Allowable Deductions if those Minerals were processed by a person that was not Zijin or a Related Party of Zijin. For greater certainty, in no event may Zijin, in calculating Allowable Deductions, deduct the cost of mining, milling, leaching, concentrating or any costs relating to the transportation of unprocessed ore incurred by any Zijin Group Party.

(d) "**Applicable Laws**" means all applicable federal, provincial, territorial, regional, state, regional, local and tribal laws (statutory or common), rules, ordinances (including zoning and mineral removal ordinances), regulations, grants, concessions, franchises, licences, orders, directives, judgments, decrees, and other governmental restrictions, including Approvals and other similar requirements, whether legislative, municipal, administrative or judicial in nature (including applicable environmental laws and any applicable securities laws or regulations, and any applicable rules of any stock exchange, imposing disclosure requirements).

(e) "**Approvals**" means any authorizations, licences, permits, consents, waivers, grant notices, approvals, rulings, orders, certifications, exemptions, filings, variances, decrees, registrations, or other actions, whether written or oral, of, by, from or on behalf of any Governmental Authority or any other third party, together with all easements, rights-of-way and other rights to access or use property.

(f) "**Arbiter**" has the meaning set forth in Section 21(a).

(g) "**Arbitration Rules**" has the meaning set forth in Section 21(a).

(h) "**Arm's Length Terms**" means, for the purposes of calculating any part of the Royalty, prices and terms no less favourable to the Zijin Group Parties than those which would be paid and agreed to by a third party in an arm's length transaction under similar circumstances.

(i) "**Auditor**" has the meaning set forth in Section 4(f).

(j) "**Average Spot Price**" means for any Calculation Period, the average of the daily market price for such Calculation Period determined:

(i) in respect of silver or gold, using the daily Precious Metal Price; and

(ii) in respect of any other Mineral, using the daily Other Metal Price.

(k) "**Brestovac Royalty Payment**" has the meaning set forth in Section 5(a).

(l) "**Business Day**" means any day, other than a Saturday or Sunday or a day that is a statutory holiday in the Province of British Columbia, Hong Kong, the People's Republic of China or Republic of Serbia.

(m) "**Calculation Date**" means the last day of each Calculation Period.

(n) "**Calculation Period**" means each calendar quarter during the term of this Agreement, provided that the first Calculation Period shall commence on the first day of the

calendar quarter in which the Effective Date occurs and the last Calculation Period shall end on the date of termination of this Agreement.

(o) "**Confidential Information**" has the meaning set forth in Section 13(a).

(p) "**Effective Date**" means the date of this Agreement.

(q) "**Euromax**" has the meaning set forth in the Recitals hereto.

(r) "**Euromax Assignment Agreement**" has the meaning set forth in the Recitals hereto.

(s) "**Exclusive Process Notice**" has the meaning set forth in Section 13(b)(viii).

(t) "**Good Mining Practice**" means, in relation to mining or metallurgy, those practices, methods and acts engaged in or approved by a person which, in the conduct of its undertaking, exercises that degree of safe and efficient practice, diligence, prudence, and foresight reasonably and ordinarily exercised by skilled and experienced operators engaged in the international mining and metallurgical industry.

(u) "**Governmental Authority**" means any (i) national, federal, provincial, territorial, regional, county, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) subdivision or authority of any of the foregoing, (iii) securities regulatory authority or stock exchange, and (iv) quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; in each case, having jurisdiction in the relevant circumstances.

(v) "**IFRS**" means the International Financial Reporting Standards, as issued by the International Accounting Standards Board or any successor thereto.

(w) "**Indemnified Parties**" has the meaning set forth in Section 22(a).

(x) "**Minerals**" means all naturally occurring metallic and non-metallic minerals that are mined, produced or otherwise recovered from the Royalty Properties, whether in the form of ore, doré, concentrates, precipitates or otherwise, including, without limitation, gold, silver and other precious metals, copper, zinc, nickel, lead, molybdenum and other metals, limestone, natural gas, petroleum, coal, salt and quarry and pit materials, and all beneficiated or derivative products thereof.

(y) "**Net Smelter Returns**" means, in respect of any Calculation Period, the actual gross revenues of Serbia Zijin (whether on a provisional or final settlement basis) from the sale or other disposition of Minerals to a purchaser during the applicable Calculation Period before the deduction of any Allowable Deductions by any such person, less Allowable Deductions actually incurred by a Zijin Group Party (without double counting) during such Calculation Period in respect of such Minerals; provided, however, that,

(i) in the event that, in the applicable Calculation Period, Serbia Zijin receives metal or metal credits from a mill, smelter, refinery, reduction works, mint or other treatment facility or other person in respect of Minerals as payment for the sale or disposition of Minerals, or in respect of any toll processing or refining of Minerals, Serbia Zijin shall be deemed to have received gross

revenues in respect of the relevant sale, disposition or toll processing or refining equal to the number of ounces (in respect of gold and/or silver) or other applicable unit of measurement (in respect of Minerals other than gold or silver) delivered or credited to Serbia Zijin, multiplied by the relevant Average Spot Price for such Calculation Period;

(ii) in the event that, in the applicable Calculation Period, Minerals are shipped to a mill, smelter, refinery, reduction works, mint, or other treatment facility owned or operated by Zijin or any of its Related Parties or are otherwise sold, assigned, delivered or otherwise disposed of to a person that is a Related Party of Zijin, Serbia Zijin shall be deemed to have received gross revenues in respect of the relevant sale, disposition or toll processing or refining equal to the number of ounces (in respect of gold and/or silver) or other applicable unit of measurement (in respect of Minerals other than gold or silver) delivered or credited to Serbia Zijin, multiplied by the relevant Average Spot Price for such Calculation Period;

(iii) any and all profits, losses and expenses resulting from Serbia Zijin engaging in any Trading Activities in respect of Minerals, shall not, in any manner, be taken into account in the calculation of Net Smelter Returns or Royalty payments due to EMX hereunder, whether in connection with the determination of price, the date of sale, the date any Royalty payment is due or in any other respect. In the case of sales or other dispositions of Minerals by Serbia Zijin to a purchaser pursuant to any Trading Activities, Net Smelter Returns shall be calculated based on the Average Spot Price for the Calculation Period during which such sales occurred and not the sale price under the contract in respect of the Trading Activities; and

(iv) any insurance proceeds received by Serbia Zijin during the Calculation Period that compensate Serbia Zijin for any loss or damage to Minerals (whether or not occurring within or outside the Royalty Properties and whether the Minerals are in the possession of Serbia Zijin or otherwise) shall be included as part of the "gross revenues" of Serbia Zijin.

(z) "**Original Royalty Agreement**" has the meaning set forth in the Recitals hereto.

(aa) "**Other Metal Price**" means other than for silver or gold, the price for such Mineral in U.S. dollars quoted by the London Metals Exchange, or if the London Metals Exchange does not quote prices for such Mineral, as quoted by COMEX and if neither the London Metals Exchange nor COMEX quotes prices for such Mineral, the price will be determined using the metals or commodity exchange, or commodity pricing publication, agreed upon by the Parties, acting reasonably, within 10 Business Days of either of them giving written notice to the other of the need to agree on such price determination mechanic.

(bb) "**Parties**" means Zijin and EMX and "**Party**" means any of them, or any particular such party, as the context requires.

(cc) "**Precious Metal Price**" means, in respect of gold, the price per ounce in U.S. dollars as given in the London Bullion Market Association PM settlement price for gold, as quoted in the Wall Street Journal and, in respect of silver, the price per ounce in U.S. dollars as given in the London Bullion Market Association Silver Price, provided that if the relevant metal price

ceases to be provided or published as set out above, the Parties will agree, acting reasonably, on a suitable replacement source of metal pricing for such metal.

(dd) "**Related Party**" means, with respect to any person, any person that does not deal at arm's length with the first named person or is an Affiliate of the first named person.

(ee) "**Representatives**" has the meaning set forth in Section 11(a).

(ff) "**Royalty**" means the net smelter returns royalty payable by Zijin to EMX in accordance with Sections 3 and 4.

(gg) "**Royalty Area**" means the areas within the two groups of coordinates set out in Schedule A, as are illustrated on the map included in Schedule A.

(hh) "**Royalty Properties**" means:

(i) the Royalty Area as from time to time owned by Serbia Zijin;

(ii) any other or additional licences or other rights or interests that are or become part of the Royalty Properties pursuant to Section 18; and

(iii) any successions, renewals, extensions, replacements, modifications, substitutions, amalgamations or other variations of any of the foregoing.

(ii) "**Royalty Statement**" has the meaning set forth in Section 4(a).

(jj) "**Serbia Zijin**" has the meaning set forth in the Recitals hereto.

(kk) "**Specified Information**" means such Confidential Information as may be reasonably required by a third party purchaser or lender contemplated in Section 13(b)(viii) to verify the calculation of the Royalty, and which Confidential Information shall be designated by Zijin in writing, in its sole discretion, upon receipt by Zijin of an Exclusive Process Notice from EMX.

(ll) "**Trading Activities**" means any and all price hedging and price protection activities undertaken by the Zijin Group Parties with respect to any Minerals, raw materials, interest rates or currency exchanges, including, streaming contracts, forward sale and/or purchase contracts, spot-deferred contracts, option contracts, speculative purchases and sales of forward, futures and option contracts, and any other hedging transactions with respect to mineral products, both on and off commodity exchanges, but excluding refining and smelting contracts.

(mm) "**Transferee**" has the meaning set forth in Section 12.

(nn) "**Withholding Taxes**" has the meaning set forth in Section 4(g).

(oo) "**Year-End Statement**" means a statement setting forth in reasonable detail a summary of the determination of the Royalty payable for each Calculation Period in the previous calendar year, including that information set forth in Section 4(a) for each Calculation Period in the previous calendar year, such Year-End Statement to be certified to be correct by a responsible financial officer of Zijin.

(pp) "**Zijin Assignment Agreement**" has the meaning set forth in the Recitals hereto.

(qq) "**Zijin Group Parties**" means Zijin and each of its Affiliates and "**Zijin Group Party**" means any of them, or any particular such party, as the context requires.

## 2. AMENDMENT AND RESTATEMENT OF ORIGINAL ROYALTY AGREEMENT

The obligations of Zijin and EMX under the Original Royalty Agreement, as assigned to and assumed by Zijin pursuant to the Zijin Assignment Agreement and as assigned to and assumed by EMX pursuant to the Euromax Assignment Agreement are hereby replaced, and amended and restated in their entirety by this Agreement as of the Effective Date and the Original Royalty Agreement shall no longer have any force or effect between the parties to the Original Agreement and their assignees and successors (including but not limited to Zijin Serbia Zijin and EMX) and all provisions, rights and obligations under the Original Royalty Agreement are hereby confirmed to have been terminated.

## 3. CONFIRMATION OF RESERVATION AND GRANT OF ROYALTY

Subject to the terms of this Agreement, Zijin hereby restates the grant to EMX of a royalty, at an amended rate of 0.3625% of Net Smelter Returns (the "**Royalty**") as at any Calculation Date for the Calculation Period then ended, payable in accordance with Section 4.

## 4. TIME AND MANNER OF ROYALTY PAYMENTS

(a) All Royalty payments, including provisional payments, will be calculated and paid for each Calculation Period by Zijin on or before the 30th day following each Calculation Period. Each such quarterly Royalty payment to EMX shall be accompanied by a statement (the "**Royalty Statement**") showing the calculation of the Royalty payment, including:

(i) the quantities and grades of Minerals produced, sold or otherwise disposed of by or on behalf of Serbia Zijin with respect to such Calculation Period or the amount of bullion produced and credited to Serbia Zijin during such Calculation Period, as the case may be;

(ii) the relevant Precious Metal Prices for gold and silver bullion and the relevant Other Metal Price for any other Mineral, in each case, to the extent relevant to the calculation of such the Royalty payment for such Calculation Period;

(iii) the calculation of the applicable Net Smelter Returns and Allowable Deductions for such Calculation Period, including details of the determination of each separate line item as described in each of Sections 1(c) (definition of "Allowable Deductions") and 1(y) (definition of "Net Smelter Returns"); and

(iv) if any commingling, as contemplated in Section 14, has occurred during such Calculation Period, a detailed summary of the determination by Zijin of the quantity of Minerals so commingled in accordance with Section 14.

A sample Royalty Statement is attached as Schedule B for reference (except that such sample is for a six month period) and each Royalty Statement will be

prepared in substantially the same form as such sample Royalty Statement (but on a quarterly and not a semi-annual basis).

(b) Each quarterly Royalty payment shall be subject to adjustment, as provided in Section 4(c), in the next quarterly Royalty payment or at such time as the Year-End Statement is issued in accordance with Section 4(d), as applicable.

(c) If the final settlement amount of Net Smelter Returns is not ascertainable for a Calculation Period at the time a quarterly Royalty payment is due, it shall be calculated based on provisional payments received by or on behalf of Serbia Zijin or otherwise credited to Serbia Zijin at the time for payment and provisionally paid, and an adjustment shall be made on the next quarterly Royalty payment based upon final Net Smelter Returns for such previous Calculation Period, to the extent that such final Net Smelter Returns are determinable at such time.

(d) Within 120 days after the end of each calendar year, Zijin shall deliver to EMX a Year-End Statement. If such Year-End Statement discloses any discrepancy between the Royalty calculated therein for a Calculation Period during such calendar year and the Royalty actually paid to EMX for such Calculation Period during such calendar year, an amount equal to any such discrepancy which: (i) is in EMX's favour shall be paid by Zijin to EMX on the date of the delivery of the Year-End Statement by wire transfer in accordance with the instructions given by EMX in respect of the most recent wire transfer made in accordance with Section 4(e); or (ii) is in Zijin's favour shall be paid by EMX to Zijin by wire transfer in accordance with instructions given by Zijin within 10 calendar days after the delivery by Zijin to EMX of such instructions, provided that until production has ceased, EMX shall be entitled to elect in writing for Zijin to offset such discrepancy against payments of the Royalty for subsequent Calculation Periods until the amount of the overpayment is fully recouped.

(e) Royalty payments which are payable under this Agreement shall be paid in U.S. dollars by Zijin by wire transfer in accordance with written instructions given by EMX to Zijin from time to time and at least five Business Days in advance of any payment date. Promptly following each Royalty payment date, EMX shall deliver a receipt to Zijin with respect to each such payment received from Zijin, which receipt shall not constitute or be deemed to constitute its agreement to, or acceptance of, the amount of the payment.

(f) EMX may by written notice to Zijin delivered within one year after the receipt of a Year-End Statement object to a payment of the Royalty to which such Year-End Statement relates. Such notice shall specify the basis for the objection in reasonable detail. In the event of any such objection, the Parties shall use their best endeavours to successfully settle the matter. To this effect, they shall consult and negotiate with each other to reach a resolution satisfactory to both EMX and Zijin, failing which the Parties shall promptly retain a third-party independent accounting firm mutually agreed between Zijin and EMX and experienced in the calculation of royalties of the natures of the Royalty (an "**Auditor**") to conduct an audit solely in respect of the payment(s) in dispute. The Auditor will reach a conclusion on the dispute within 90 days of its appointment and the decision of the Auditor will be final and binding on the Parties. If the Parties agree, or the Auditor determines, that there has been a deficiency or an excess in the payment made to EMX, such deficiency (plus the interest referred to in the following sentence) or excess will be resolved by adjusting the next Royalty payment due under this Agreement, or, if production has ceased, settlement will be made between the Parties by cash payment within 10 days of the agreement of the Parties or the determination by the Auditor, as the case may be. All expenses of the Auditor shall be paid by EMX unless such audit determines, or the Parties agree, that the discrepancies in the calculation of the Royalty payment that are challenged by EMX resulted in an understatement by more than 5% of the correct value of the Royalty payments, as determined

by the Auditor, in which case Zijin shall be responsible for the expenses of the Auditor. Any payments of the Royalty and Year-End Statements shall be considered final and in full satisfaction of the obligations of Zijin in respect of a given Calculation Period if such payment or Year-End Statement is not disputed by EMX in accordance with this Section 4(f) within 365 days of receipt of the relevant Year-End Statement.

(g) All Royalty payments will be made subject to withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges or mandatory withholding of whatever nature imposed or levied on such Royalty payment by or on behalf of any Governmental Authority having power and jurisdiction to do so and for which Zijin is obligated under Applicable Law to withhold or deduct and remit to such Governmental Authority (the "**Withholding Taxes**"). Zijin shall set out in the applicable Royalty Statement or Year-End Statement any amounts so withheld or deducted and deliver to EMX evidence satisfactory to EMX, acting reasonably, of the payment to the relevant Governmental Authority of the full amount deducted or withheld. Zijin further acknowledges and agrees that, in respect of any Withholding Taxes withheld or deducted pursuant to this Section 4(g):

(i) Zijin shall pay the full amount deducted or withheld for such liabilities to the relevant Governmental Authority in accordance with Applicable Law;

(ii) to the extent any amounts are thereafter reimbursed, credited or otherwise paid to Zijin or any of its Affiliates, an equivalent amount will be forthwith paid to EMX; and

(iii) upon the request of EMX, Zijin agrees, at the reasonable cost of EMX, to provide EMX with commercially reasonable assistance with applying for reimbursement or credit of such amounts, to the extent available or permissible under Applicable Law.

Zijin will continue as a corporation duly organized and validly subsisting under the laws of Hong Kong for the duration of this Agreement.

(h) All Minerals for which a Royalty payment is payable shall be weighed or measured, sampled and analyzed in accordance with Good Mining Practices.

5. **BRESTOVAC ROYALTY PAYMENT**

(a) On the Effective Date, Zijin shall pay to EMX a cash amount equal to [Redacted: Commercially Sensitive Information] (the "**Brestovac Royalty Payment**") by wire transfer of immediately available funds in accordance with written instructions given by EMX prior to the Effective Date, which represents a royalty, at the rate of 0.3625%, on Net Smelter Returns as at the Effective Date for the period commencing on July 1, 2021 and ending on the last day of the calendar quarter immediately preceding the calendar quarter in which the Effective Date occurs.

(b) EMX hereby agrees that payment of the Brestovac Royalty Payment satisfies in full and extinguishes all of the royalty and other payment obligations that may be owing by the Zijin Group Parties to EMX under the Original Royalty Agreement and no further royalties, or any other amounts whatsoever, shall be due or payable by Zijin or any of the Zijin Group Parties to EMX in respect of the Original Royalty Agreement, except as provided in this Agreement. EMX (on its own behalf, and on behalf of each of its predecessors, successors, assigns, Affiliates, current and former directors and officers) hereby releases and forever discharges Zijin and each of its predecessors, successors, assigns, Affiliates and past and present shareholders, directors,

officers, employees, agents and all other representatives of and from any and all actions, causes of action, claims, demands, damages, debts, complaints, interests, costs, expenses and liabilities of any kind or nature whatsoever ("**Claims**"), whether known or unknown, which it now has or may have in the future, by reason of any matter, cause or thing whatsoever, whether legal or equitable, arising from and in relation to amounts owing to EMX or any of its predecessors, successors or assignors under the Original Royalty Agreement.

## 6. ACKNOWLEDGEMENTS

Zijin and EMX both acknowledge and confirm that Euromax has assigned all of its interest in and under the Original Royalty Agreement and all benefit and advantage derived or to be derived therefrom to EMX in accordance with the Euromax Assignment Agreement. EMX is not aware of any Claims that Euromax may have had against Zijin (or any of its predecessors), and confirms that Euromax did not transfer any Claims against Zijin (or any of its predecessors) to EMX pursuant to the Euromax Assignment Agreement, in each case in relation to amounts owing by Zijin (or any of its predecessors) under the Original Royalty Agreement.

## 7. ZIJIN'S REPRESENTATIONS AND WARRANTIES

As of the Effective Date, Zijin represents and warrants to EMX that:

(a) it is a body corporate duly incorporated or continued, organized and validly subsisting under the Applicable Laws of its incorporating or continued jurisdiction;

(b) it has the full power and authority to carry on its business and to enter into this Agreement;

(c) Serbia Zijin is an indirect wholly-owned subsidiary of Zijin;

(d) neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(e) the execution and delivery of this Agreement by Zijin and the performance by Zijin of its obligations under this Agreement does not and will not violate or result in the breach of the Applicable Laws of any jurisdiction applicable to Zijin or pertaining thereto or of its constating documents;

(f) all corporate authorizations have been obtained for the execution by Zijin of this Agreement and for the performance of its obligations under this Agreement; and

(g) this Agreement constitutes a legal, valid and binding obligation of Zijin enforceable against it in accordance with its terms.

## 8. EMX'S REPRESENTATIONS AND WARRANTIES

As of the Effective Date, EMX represents and warrants to Zijin that:

(a) it is a body corporate duly incorporated or continued, organized and validly subsisting under the Applicable Laws of its incorporating or continued jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement;

(c) neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d) the execution and delivery of this Agreement by EMX and the performance by EMX of its obligations under this Agreement does not and will not violate or result in the breach of the Applicable Laws of any jurisdiction applicable to EMX or pertaining thereto or of its constating documents;

(e) all corporate authorizations have been obtained for the execution by EMX of this Agreement and for the performance of its obligations hereunder; and

(f) this Agreement constitutes a legal, valid and binding obligation of EMX enforceable against it in accordance with its terms.

## 9. REPORTING

At all times that the Royalty is in existence, Zijin shall prepare and deliver to EMX:

(a) an exploration report on an annual basis, which report shall include, in respect of the immediately preceding calendar year ending on December 31st (i) the total amount of exploration expenditures incurred on the Royalty Properties during such calendar year (ii) the exploration results obtained during such calendar year and (iii) any environmental and social report for such calendar year that Zijin may in the normal course of business produce (for clarification, this does not impose an obligation on Zijin to produce any environmental and social report just for the purpose of providing to EMX under this Agreement);

(b) solely to the extent that reports regarding mineral reserves or mineral resources in respect of the Royalty Properties have been prepared by a Zijin Group Party in relation to the relevant period but, for greater certainty, without imposing any obligation on Zijin to prepare any such reports or mineral reserves or mineral resources in respect of the Royalty Properties, the annual mineral reserve and mineral resource reports that have been prepared by such Zijin Group Party, and any updates thereof; and

(c) an annual budget and report forecasting mineral production during the next twelve months, together with a mine operating plan for the next twelve months.

## 10. BOOKS AND RECORDS

Zijin shall keep (and shall cause each applicable Zijin Group Party to keep), for a period of not less than five years, true and accurate books and records with respect to all matters relating to the calculation and payment of the Royalty, including accurate records of tonnage, amount of production, analyses of products, weight, moisture assays of metal content, refining and smelting charges and other related records and information, prepared in accordance with IFRS.

## 11. INSPECTIONS

(a) At a mutually agreed upon time during normal business hours, on reasonable prior notice and in accordance with all applicable health and safety protocols, but no more frequently

than once in any calendar year, Zijin shall permit (and shall cause each applicable Zijin Group Party to permit) EMX acting through its officers, employees, agents and representatives (the "**Representatives**"), acting reasonably and at their own expense, to review, examine and make copies of and abstracts from the books and records of the Zijin Group Parties referred to in Section 10 and to visit and inspect the Royalty Properties (including all improvements thereto and operations thereon); provided that, Zijin may (in its sole discretion), upon written request from EMX, provide copies of and abstracts from the books and records of the Zijin Group Parties referred to in Section 10 on a more frequent basis than once a calendar year.

(b) The Zijin Group Parties shall not be responsible for injuries to or damages suffered by EMX or its Representatives while visiting the Royalty Properties unless such injuries or damages are caused or contributed to by the gross negligence or wilful misconduct of the Zijin Group Parties or their representatives. EMX and its Representatives shall not permit their activities permitted by this Section 11 to unreasonably interfere with the business and operations of the Zijin Group Parties and their properties, including the Royalty Properties, or at any mill or processor at which Minerals may be processed, and agree that such inspections shall be subject to the confidentiality provisions of this Agreement. Such site inspection activities or visits to the Royalty Properties shall also be subject to supervision of the Zijin Group Parties, conducted in compliance with Applicable Law and the safety and workplace rules and procedures of the Zijin Group Parties. EMX and its Representatives shall diligently complete any audit or other examination permitted hereunder.

## 12. TITLE TO ROYALTY PROPERTIES

Any of the Zijin Group Parties may transfer all or any portion of its direct interest in the Royalty Properties to, and Zijin or any of its subsidiaries may transfer all or any portion of its indirect interest in the Royalty Properties to, any person (a "**Transferee**"); provided that: (a) in each case, prior to the completion of such transfer, such Transferee agrees in writing with EMX, in form and substance satisfactory to EMX, acting reasonably, to be bound by the terms of this Agreement and to assume and be responsible for all of the covenants, obligations and liabilities of Zijin under this Agreement in both cases with respect to the proportionate interest in the Royalty Properties so transferred (directly or indirectly) to such Transferee; (b) such transfer to, and assumption by, the Transferee is permitted and in compliance with all Applicable Laws and the performance by the Transferee of Zijin's covenants, obligations and liabilities under this Agreement are permitted under Applicable Laws; and (c) any such transfer does not result in EMX becoming subject to any material additional taxes to which it was not subject prior to such proposed transfer. Upon the completion of such a transfer in the manner set forth in this Section 12, references in this Agreement to the "Zijin Group Parties" shall thereafter mean: (a) the Transferee and each of its Affiliates, and (b) Zijin and each of its Affiliates, if Zijin or any of its Affiliates continues to hold any direct or indirect interest in the Royalty Properties, and "Zijin Group Party" shall mean any of them, or any particular such party as the context requires.

## 13. CONFIDENTIALITY

(a) Subject to Section 13(b) and Section 13(c), EMX shall treat as confidential and shall not, without the express written consent of Zijin, which consent shall not be unreasonably withheld, disclose (i) the terms of this Agreement and (ii) any non-public information received under this Agreement relating to the Zijin Group Parties or the Royalty Properties (the "**Confidential Information**"), other than to employees, agents, advisors or consultants of EMX, in each case that have a bona fide need to be so informed and who are bound by customary confidentiality restrictions in respect of the Confidential Information, or issue any press releases

relating to the Zijin Group Parties. Provided however that Confidential Information shall not include information that

(i) is in the possession of EMX or one of EMX's Affiliates prior to its disclosure by or on behalf of the Zijin Group Parties (excluding, for greater certainty, any confidential information received by EMX under the Original Royalty Agreement);

(ii) enters the public domain through no violation of this Section 13 by EMX; or

(iii) is received by EMX from a third party that is not (to the knowledge of EMX) bound by a contractual obligation of confidentiality to the Zijin Group Parties.

(b) The restrictions on disclosure set out in Section 13(a) with respect to Confidential Information shall not apply with respect to any disclosure by EMX:

(i) of the information as set out in Schedule C hereto (including by way of a press release), if such disclosure is required for compliance with Applicable Laws, rules, regulations or orders of any Governmental Authority having jurisdiction over EMX or EMX's Affiliates or of any stock exchange on which the securities of EMX or EMX's Affiliates are or may be sought to become listed; provided that if practicable, EXM will provide Zijin with a reasonable opportunity to review the proposed disclosure and shall incorporate into such proposed disclosure, Zijin's reasonable comments;

(ii) in connection with any legal proceeding that may be commenced with respect to the enforcement of this Agreement;

(iii) to any of its Affiliates that has a bona fide need to be informed;

(iv) to any third party to whom EMX, in good faith, anticipates selling or assigning, directly or indirectly, its interest hereunder; and

(v) to a prospective lender to whom EMX may grant an interest in this Agreement,

provided that EMX shall:

(vi) in case of paragraphs (iii), (iv) and (v) of this Section 13(b), only disclose such Confidential Information as such Affiliate, third party or prospective lender shall have a legitimate business need to know, and ensure that such recipient has agreed with EMX to be bound by confidentiality obligations substantially similar to those in Section 13(a);

(vii) in the case of disclosure pursuant to paragraph (i) of this Section 13(b), only disclose such Confidential Information as EMX determines, acting reasonably, is appropriate to disclose in the particular circumstances and the disclosure of which will not prejudice the interests of the Zijin Group Parties with any Governmental Authority;

(viii) in the case of paragraphs (iv) and (v) of this Section 13(b), if EMX or any of its Affiliates conducts a process with multiple prospective third party purchasers or prospective lenders, such prospective third party purchasers or prospective lenders shall not be provided with Confidential Information other than a redacted copy of this Agreement as filed on SEDAR and information regarding payments received hereunder, without the prior written consent of Zijin (such consent not to be unreasonably withheld), unless and until EMX or any of its Affiliates intends to enter into a definitive agreement with any one such third party purchaser or any one such lender involved in such process, in which case, EMX shall provide notice thereof to Zijin (the "**Exclusive Process Notice**") and such third party purchaser or lender shall be entitled to receive the Specified Information; and

(ix) be responsible to Zijin for any damage to the Zijin Group Parties caused by the release or use of any Confidential Information by the persons receiving Confidential Information pursuant to paragraphs (iii), (iv) or (v) of this Section 13(b).

(c) If in compliance with Applicable Laws, a Party is required to file this Agreement publicly, such Party shall notify the other Party of such requirement at least three Business Days prior to such filing, and the Parties shall consult with each other with respect to any proposed redactions to this Agreement in compliance with Applicable Laws before it is so filed. No Party shall publicly file this Agreement, without reasonable prior consultation with the other Party, provided that such reasonable prior consultation shall not prohibit a Party from publicly filing this Agreement redacted only to the extent such Party considers it permitted pursuant to Applicable Laws. For this purpose, the Parties have agreed at the time of signing of this Agreement that the sections set out in Schedule D hereto will be redacted in the copy of the Agreement to be publicly filed on SEDAR+ by EMX.

## 14. COMMINGLING

(a) The Zijin Group Parties shall be entitled to commingle Minerals with material from any other properties provided that such commingling shall only occur in good faith in accordance with this Section 14.

(b) Before any Minerals or ore containing Minerals are commingled with minerals from any other properties, the Minerals shall be measured and sampled in accordance with Good Mining Practice for moisture, metal, and other appropriate content. Representative samples of the Minerals shall be retained by the Zijin Group Parties and assays (including penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, mineral and other appropriate content and penalty substances of the Minerals. Detailed records shall be kept by the Zijin Group Parties showing measures, moisture, assays of metal, commercial minerals, and other appropriate mineral content of Minerals produced from the Royalty Properties.

(c) From this information, Zijin shall determine the quantity of the Minerals subject to the Royalty notwithstanding that the Minerals have been commingled with minerals from other properties, and Zijin shall include all such details and calculations in each Year-End Statement delivered hereunder. In addition, the Zijin Group Parties may use comparable procedures to apportion among any commingled Minerals any penalties and other charges and deductions, if any, imposed by the smelter, refiner or purchaser of such Minerals.

## 15. STOCKPILING

The Zijin Group Parties shall be entitled to stockpile, store or place Minerals produced from any of the Royalty Properties in any locations owned, leased or otherwise controlled by the Zijin Group Parties, or a processor, or shipper or vendor of the Minerals, on or off the Royalty Properties in a manner that is consistent with Good Mining Practice.

## 16. CONDUCT OF OPERATIONS

No Zijin Group Party shall have any obligation of any nature whatsoever to conduct exploration, development, production or mining activities or operations on or in respect of the Royalty Properties with a view to protecting, enhancing or maximizing the economic benefits available to EMX as contemplated herein. All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, leaching, milling, processing, extraction treatment, if any, and the materials introduced into the Royalty Properties produced therefrom, and all decisions concerning the sale or other disposition of Minerals shall be made by the Zijin Group Parties, in their sole and absolute discretion.

## 17. INSURANCE

Notwithstanding Section 16, Zijin will (or will cause each applicable Zijin Group Party to) obtain and maintain insurance against any loss or damage to Minerals (whether or not occurring within or outside the Royalty Properties and whether the Minerals are in the possession of the Zijin Group Parties or otherwise) prior to their sale, in such amounts and with such coverage as is customary in the industry (including, without limitation, fidelity insurance to protect against theft and business interruption coverage).

## 18. ABANDONMENT, RESTAKING AND OTHER HOLDINGS IN THE ROYALTY AREA

(a) Zijin shall do (and shall cause each applicable Zijin Group Party to do) all things and make all payments necessary or appropriate to maintain the right, title and interest of the applicable Zijin Group Parties and EMX in the Royalty Properties and to maintain the Royalty Properties in good standing. Notwithstanding the previous sentence, the Zijin Group Parties shall be entitled, from time to time, to voluntarily abandon or surrender or allow to lapse or expire ("**Voluntarily Abandoned"**) any part or parts of any licences relating to or comprising the Royalty Area if a Zijin Group Party determines, acting reasonably, that such part or parts are not economically viable or otherwise have insufficient value to warrant continued maintenance.

(b) Notwithstanding Section 18(a), Zijin shall not (nor shall it permit any applicable Zijin Group Party to) voluntarily abandon or surrender, or allow to lapse or expire, any licences relating to or comprising the Royalty Area for the purpose of permitting any third party or any Related Party of Zijin to acquire any licence or other rights or interests in and to the area covering such licence and avoid the Royalty.

(c) If Zijin, or any Related Party of Zijin or joint venture of Zijin:

(i) acquires, directly or indirectly, any interest in any licence or other rights or interests in and to any area of any licence that was previously Voluntarily Abandoned, or

(ii) now or at any time hereafter holds or acquires, directly or indirectly, any interest in any licence or other rights or interests within the Royalty Area,

(excluding any area that (A) Zijin, Serbia Zijin or any Related Party of Zijin was required to surrender or relinquish in accordance with applicable mining laws or orders of governmental authorities ("Forced Surrender"); and (B) later acquired with fresh consideration (which is not nominal in nature) by Zijin, Serbia Zijin or any Related Party of Zijin. For further clarification, such acquisition will only qualify to be excluded if such is not part or a series of connected transactions with the Forced Surrender where Zijin, Serbia Zijin or any Related Party of Zijin is not required to pay fresh consideration (which is not nominal in nature)), or

(iii) acquires, directly or indirectly, any interest in any licence or other rights or interests in any buffer zones located within the Royalty Area,

such licence or other rights or interests shall automatically form part of the Royalty Properties for the purposes of this Agreement, the gross revenues from the sale or other disposition of Minerals from such licence or other rights or interests shall be deemed to be the gross revenues of Serbia Zijin for the purpose of calculating Net Smelter Returns and Zijin shall, and shall cause the Zijin Group Parties, to immediately transfer such acquired interest to Serbia Zijin, if possible.

## 19. ASSIGNMENT

(a) Zijin shall not, directly or indirectly, transfer or assign all or any portion of its rights or obligations under this Agreement to any person, except to a Transferee in accordance with Section 12, and only if the transfer to, and assumption by, the Transferee is permitted and in compliance with all Applicable Laws and the performance by such Transferee of Zijin's covenants, obligations and liabilities pursuant to and under this Agreement are permitted under Applicable Laws.

(b) To the extent permitted under Applicable Law, EMX shall have the right to transfer or assign all or any portion of its rights and obligations under this Agreement, and the Royalty granted hereunder, to any person, provided that: (i) in each case, prior to the completion of such transfer, the transferee thereof has first executed and delivered to Zijin an instrument in form and substance satisfactory to Zijin, acting reasonably, pursuant to which the transferee agrees to be bound by the terms hereof and by all of the liabilities and obligations of EMX in the same manner and to the same extent as though the transferee was an original party hereto; (ii) such transfer to, and assumption by, the transferee is permitted and in compliance with all Applicable Laws and the performance by the transferee of EMX's liabilities and obligations under this Agreement are permitted under Applicable Laws; and (c) any such transfer does not result in any Zijin Group Party becoming subject to any material additional taxes to which it was not subject prior to such proposed transfer.

(c) Notwithstanding any transfer by EMX, Zijin will not be or become liable to make payments in respect of the Royalty to, or to otherwise deal in respect of this Agreement with, more than one person. If the interests of EMX hereunder are at any time owned by more than one person, such owners will, as a condition of receiving payment hereunder, nominate one person to act as agent and common trustee for receipt of monies payable hereunder and to otherwise deal with Zijin in respect of such interests (including, without limitation, the giving of notice to take or cease taking in kind) and no royalty owner will be entitled to administer or enforce any provisions of this Agreement except through such agent and trustee. In such events, Zijin will, after receipt of notice respecting the nomination of such agent and trustee, thereafter make and be entitled to make payments due hereunder in respect of the Royalty to such agent and trustee

and to otherwise deal with such agent and trustee as if it were the sole holder of the Royalty hereunder.

## 20. ROYALTY RUNS WITH THE LAND

The Parties agree that, to the greatest extent permitted by Applicable Laws, the Royalty is an interest in, and shall attach to, the Royalty Properties and that the Royalty will run with the mineral properties and mining concessions that make up the Royalty Properties, and every interest therein and any renewal, amendment, extension or other modification thereof and accordingly shall be binding upon and represent a liability of any successors or assigns of the Royalty Properties or any portion thereof or interest therein, and that, accordingly, EMX shall have the right to register the Royalty against title to the Royalty Properties in accordance with Section 23(e) if such registration is possible under Applicable Laws. Notwithstanding the foregoing, the Parties acknowledge that as of the Effective Date, Applicable Laws do not permit the Royalty to be an interest in, and to attach to, the Royalty Properties in accordance with this Section 20 and therefore, until such property interest is permitted by Applicable Laws, EMX's right to receive the Royalty will be solely a contractual right as between Zijin on the one hand, and EMX, on the other hand.

## 21. DISPUTE RESOLUTION

(a) Unless otherwise expressly stated herein, any dispute arising under or in connection with this Agreement which has not been resolved by the Parties within 20 calendar days after the date on which any Party delivers written notice to the other Party of such dispute, which notice shall specify in reasonable detail the matter or matters in dispute, shall be referred to:

(i) senior executive officers of the Parties, who shall meet (face to face or by electronic means) within 10 Business Days after the expiry of such 20-calendar day period and shall endeavour to resolve such dispute; and

(ii) failing resolution of such dispute pursuant to Section 21(a)(i), such dispute shall be referred to and finally resolved by a single arbitrator by arbitration administered by the Vancouver International Arbitration Centre pursuant to its rules (the "**Arbitration Rules**"). The arbitration shall be conducted before a sole arbitrator (the "**Arbiter**") appointed by the Parties, provided that if the Parties fail to agree on the Arbiter within 20 calendar days after first attempting to do so, the Arbiter shall be appointed pursuant to the Arbitration Rules within five Business Days after the expiry of such 20-calendar day period provided that in selecting the Arbiter, only persons who are disinterested in such dispute, are arm's length to each Party and who have the requisite level of knowledge or experience in the general subject matter of the dispute may be selected. The seat and the place of arbitration shall be Vancouver, British Columbia or such other seat and place as the Parties may agree in writing and the language of the arbitration shall be English.

(b) The Arbiter shall apply the law of the Province of British Columbia and the federal laws of Canada applicable therein in resolving such dispute.

(c) Unless otherwise agreed by the Parties in writing, the Arbiter shall deliver his or her decision in writing to the Parties within 30 calendar days of the date the hearings in connection with the dispute are closed.

(d) The arbitration award shall be final and binding on the Parties, and judgment on the award may be entered by any court of competent jurisdiction. If the Parties settle the dispute in the course of the arbitration, the settlement shall be approved by the Arbiter on request of either Party and shall become the award.

(e) The expense of the arbitration, including travel costs and attorney's fees and costs of the prevailing Party, will be paid as specified in the final award.

(f) Nothing contained in this Section 21 shall prevent or restrict a Party from seeking an interim measure of protection and for a court to grant that measure as contemplated by the *International Commercial Arbitration Act* (British Columbia).

## 22. INDEMNIFICATION

(a) Subject to Section 22(b), Zijin agrees that it will defend, indemnify, reimburse and hold harmless EMX, its officers, directors, shareholders, employees and its successors and assigns (collectively the "**Indemnified Parties**"), and each of them, from and against any and all claims, demands, liabilities, actions and proceedings, which may be made or brought against the Indemnified Parties or which the Indemnified Parties may sustain, pay or incur that result from or arise out of operations conducted on or in respect of the Royalty Properties that result from or relate to the mining, handling, transportation, smelting or refining of the Minerals or the handling of transportation of the Minerals.

(b) The indemnity provided in Section 22(a) is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an Indemnified Party in its capacity as a holder of the Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings against an Indemnified Party in any other capacity. Additionally, in no event will either Party be liable to the other Party for any lost profits (excluding moratorium damages) or incidental, indirect, consequential, special, punitive, or exemplary damages of any kind (whether based in contract, tort, including negligence, strict liability, or otherwise, or statutes, regulations, or any other theory) arising out of or in connection with this Agreement, even if advised of such potential damages, except in respect of third party claims (which include consequential damages) that are subject to indemnification under Section 22(a) or in the case of fraud of the other Party.

## 23. GENERAL PROVISIONS

(a) Interpretation

The following rules of interpretation shall apply in this Agreement unless something in the subject matter or context is inconsistent therewith:

(i) the use of the word "including" or "includes" followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it;

(ii) any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made

thereto and in force, from time to time, and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(iii) unless otherwise specified, the terms "day" and "days" mean and refer to calendar day(s);

(iv) all accounting terms not defined in this Agreement have those meanings generally ascribed to them in accordance with IFRS as approved from time to time;

(v) all calculation and computations relating to the Royalty shall be carried out in accordance with IFRS as approved from time to time. In the event of any inconsistency between IFRS and the provisions of this Agreement, the provisions of this Agreement shall prevail; and

(vi) unless specified otherwise, in this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. PST on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. PST on the next Business Day.

(b) Day Not a Business Day

In the event that any day on which any action is required to be taken hereunder is not a Business Day in the jurisdiction relevant to the action to be taken, then such action shall be required to be taken at the requisite time on the next succeeding day that is a Business Day in such jurisdiction.

(c) Ambiguity

The rule of construction that, in the event of ambiguity, the contract shall be interpreted against the Party responsible for the drafting or preparation of the contract, shall not apply to this Agreement or to the interpretation of this Agreement.

(d) No Partnership

This Agreement is not intended to, and will not be deemed to, create any partnership relation between the Parties including, without limitation, a mining partnership or commercial partnership. The obligations and liabilities of the Parties will be several and not joint and neither Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of the other Party. Nothing herein contained will be deemed to constitute a Party the partner, agent or legal representative of the other Party

(e) Further Assurances: Registration of Interest

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise. EMX shall have the right, at its sole expense, to register or record notice of its interest in the Royalty against title to the Royalty Properties provided that such registration is possible under Applicable Laws, and Zijin shall (and shall cause each applicable Zijin Group Party to) cooperate with such registration or

recording and provide its written consent or signature to any documents or things necessary to accomplish such registration or recording. Any successor or assignee or other acquiror of the Royalty Properties, or any interest therein, shall be subject to this Agreement and shall be obligated to comply with the terms hereof, including the obligations to register this Agreement.

(f) Binding Effect

All covenants, conditions, and terms of this Agreement shall be of benefit to and run as a covenant with the Royalty Properties and shall bind and inure to the benefit of the Parties, their respective successors and assigns, including, without limitation, partners, joint venture partners, lessees and mortgagees. Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between Zijin and EMX.

(g) Business Opportunity

Except as expressly provided in this Agreement, each Party shall have the right independently to engage in and receive full benefits from its business activities, whether or not competitive with the other Party, without consulting the other Party.

(h) Time of the Essence

Time is of the essence in this Agreement.

(i) Entire Agreement

This Agreement together with the attached Schedules contains the entire agreement between the Parties with respect to the subject matter hereof, and no oral agreement, promise, statement or representation which is not contained herein or in the attached Schedules shall be binding upon the Parties, unless the Parties consent in writing thereto. The provisions of this Agreement, together with the attached Schedules, shall supersede all previous oral or written agreements between the Parties or their predecessors with respect to the subject matter hereof. All references to "this Agreement" shall mean this Agreement, as amended, supplemented or replaced from time to time in accordance with the terms hereof.

(j) Amendment

This Agreement may only be amended by agreement in writing duly executed by Zijin and EMX.

(k) No Waiver

No failure on the part of Zijin or EMX in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy, preclude any other or further exercise thereof or the exercise of any other right or remedy of law or equity or otherwise. Except as otherwise expressly provided herein, no waiver of any provision of this Agreement shall be effective otherwise than by an instrument in writing executed by duly authorized representatives of the Party making such waiver.

(l) <u>Governing Law</u>

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the laws of Canada applicable therein.

(m) <u>Currency</u>

All dollar ($) amounts referred to herein, unless indicated expressly to the contrary shall refer to lawful currency of the United States of America.

(n) <u>Notice</u>

(i) Subject to the payment provisions of this Agreement, all notices, designations or other documents required or authorized by the terms of this Agreement shall be in writing, shall be personally delivered or mailed by registered or certified mail, postage prepaid, return receipt requested or by sending the same via email, in each case addressed as follows:

If to Zijin:

Zijin (Europe) International Mining Company Limited
Unit 7503A, Level 75, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

Attention: [Redacted: Personal Information]

Email: [Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
Suite 2400, 745 Thurlow Street
Vancouver, BC V6E 0C5
Canada

Attention: [Redacted: Personal Information]
Email: [Redacted: Personal Information]

If to EMX:

EMX Royalty Corporation
10001 W. Titan Road
Littleton, CO, USA 80125

Attention: [Redacted: Personal Information]
Email: [Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

Lawson Lundell LLP
Suite 1600 – 925 West Georgia Street
Vancouver, BC V6C 3L2

Canada

Attention: [Redacted: Personal Information]
Email: [Redacted: Personal Information]

(ii) Any of the Parties may change its address for notice by giving the other Party written notice of such change in the manner specified in this Section 23(n) and from the next Business Day following the giving of such notice, the address or addresses therein specified shall be deemed to be the address of such Party for the purposes of giving notice hereunder.

(o) Severability

(i) Any provisions of this Agreement which are prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Applicable Law, the Parties waive any provision of law which prohibits or renders void or unenforceable any provision hereof.

(ii) Notwithstanding the foregoing, if the Original Agreement, or any part of it, or any past assignment of it is determined or held to be ineffective, prohibited, unenforceable or rendered void in any jurisdiction, such determination or holding shall not in any manner whatsoever affect the validity or enforceability of this Agreement, to which the Parties shall continue to be bound by, and subject to.

(p) Costs and Expenses

Except as expressly set out in this Agreement to the contrary, each Party shall bear its own costs and expenses of this transaction.

(q) Counterparts and Electronic Transmission

This Agreement may be executed in several counterparts and by electronic transmission, and each such counterpart shall be deemed to be an original and together shall constitute one and the same thereof.

[Signature page follows]

**SCHEDULE A**

## ROYALTY AREA

The Royalty Area consists of the following areas:

Datum – Hermanskogel
Projection – Gaus–Krüger

| Brestovac Royalty Area Coordinates | | |
|---|---|---|
| **No.** | **Easting** | **Northing** |
| 1 | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |
| 2 | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |
| 3 | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |
| 4 | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |

Datum – Hermanskogel
Projection – Gaus–Krüger

| Durlan Potok Royalty Area Coordinates | | |
|---|---|---|
| **No.** | **Easting** | **Northing** |
| A | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |
| B | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |
| C | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |
| D | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |
| E | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |
| F | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |
| G | [Redacted: Commercially Sensitive Information] | [Redacted: Commercially Sensitive Information] |

## SCHEDULE C

## ITEMS THAT EMX WILL DISCLOSE IN PUBLIC DISCLOSURE

**The following information to be extracted from the royalty statements will be the information disclosed by EMX in its public disclosure**

1. **Royalty Payments received**
2. **Revenue generated in sale of Minerals**
3. **Sales of and number of lbs of Copper**
4. **Sales of and number of oz of Gold**

## SCHEDULE D

## ITEMS FOR REDACTION IN THE AGREEMENT TO BE FILED BY EMX ON SEDAR+

(a) **Section 5(a) [Brestovac Royalty Payment] – redact the dollar figure representing the Brestovac Royalty Payment – commercially sensitive information**

(b) **Section 23(n) [Notice] – redact all names and personal email addresses – personal information**

(c) **Signature page – redact and conform signatures – personal information**

(d) **Schedule A – [Royalty Area ] – redact area coordinates and map – commercially sensitive information**

(e) **Schedule B – redact Sample Royalty Statement – commercially sensitive information**